RENAISSANCE CAPITAL GREENWICH FUNDS

165 Mason Street

Greenwich, Connecticut 06830

August 5, 2016

VIA EDGAR

Tony Burak

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:       Renaissance Capital Greenwich Funds (the “Trust”)

(File No. 811-08049)

Dear Mr. Burak:

This letter is in response to the Staff’s comments and suggestions provided in a telephonic conversation with James Ash, Jim Colantino and Harris Cohen at Gemini Companies, on July 6, 2016, pursuant to your review of (1) Form N-CSR filed on December 7, 2015; (2) Form N-1A filed on January 28, 2016; and (3) Form N-PX filed on August 26, 2015, each with respect to the Trust and its series: the Renaissance IPO ETF (the “IPO ETF”), the Renaissance International IPO ETF (the “International IPO ETF”) (each, an “ETF” and collectively, the “ETFs”) and The Global IPO Fund (the “Mutual Fund” and together with the ETFs, the “Funds”). For your convenience, your comments and suggestions are summarized below and set forth in bold typeface. The Trust’s responses immediately follow your summarized comments and suggestions.

In addition, in connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the ETFs and their management are responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the Commission or other regulatory agencies from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither the ETFs nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person under the federal securities laws of the United States.
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The Trust’s responses to your comments are as follows:

1.                  In the Mutual Fund Annual Report, the amount listed for the Russell 2000 Index in the “Growth of a $10,000 Investment” graph is higher than what should be listed there. Please confirm the value listed?

Response 1: The value listed in the “Growth of a $10,000 Investment” graph for the Mutual Fund Annual Report is the value listed for the Russell 2000 Growth Index. In future filings, the Trust will list the amount for the Russell 2000 Index.

2.                  In the Mutual Fund Annual Report, there is no withholding tax listed in the “Statement of Operations”. Please confirm that there was none.

Response 2: The Trust has confirmed that the Mutual Fund had no withholding tax within the fiscal year.

3.                  In the Mutual Fund Annual Report, please include the disclosure regarding the Fund’s SAI in the “Trustees and Officers” table.

Response 3: The SAI disclosure will be included in the “Trustees and Officers” table in future SEC filings of the Mutual Fund Annual Report.

4.                  In the Mutual Annual Report, please include a footnote regarding the valuation of short-term investments.

Response 4: The Trust will include a footnote regarding the valuation of short-term investments in future SEC filings of the Mutual Fund Annual Report.

5.                  Please update the Adviser’s website with the most recent filings as soon as they are available.

Response 5: The Adviser will update its website with recent filings as soon as they are available.

6.                  In the letter to shareholders section of the ETF’s annual shareholder report dated December 7, 2015 (the “ETF Annual Report”), the MSCI All Country World ex-US Index is referred to and undefined. Please provide a definition for this index when referring to it in future annual shareholder reports.

Response 6: The Trust shall provide a definition of the index when referring to it in future annual shareholder reports for the ETFs.

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7.                  In future ETF annual reports, please make sure that pursuant to Item 27(b)(7)(ii)(A) of Form N-1A, the “Growth of a $10,000 Investment” graph of each ETF compares the ETF’s investment to a broad-based index that is not affiliated with Renaissance Capital LLC (the “Adviser”) or the Funds. The affiliated indexes may be used as a secondary benchmark. In addition, please provide a definition for any index used in the comparison in a footnote and note whether any index referred to is affiliated to the Adviser.

Response 7: The Trust shall add a broad-based index that is not affiliated with Renaissance Capital or the Funds in future shareholder reports for the ETFs. In addition, the Trust will provide definitions for each index used and will note whether an index is affiliated with the Adviser.

8.                  In future ETF annual reports please provide an ending value on the right side of each ETF’s “Growth of a $10,000 Investment” graph.

Response 8: The Trust will provide the ending value in future shareholder reports for the ETFs.

9.                  In the ETF Annual Report’s “Portfolio of Investments” section for the IPO ETF, footnote (a) indicates that the value received as collateral for a loan was less than the amount loaned. Please confirm that the ETFs have a policy addressing the lending of securities and please disclose how the lesser collateral is addressed pursuant to the policy.

Response 9: The Trust will provide disclosure pursuant to its policies in Note 7 in future shareholder reports for the ETFs as follows:

Although the Funds will receive collateral in connection with all loans of its securities holdings, the Funds would be exposed to a risk of loss should a borrower fail to return the borrowed securities (e.g., the loaned securities may have appreciated beyond the value of the collateral held by the Funds) or become insolvent. The Funds may pay fees to the party arranging the loan of securities. In addition, the Funds will bear the risk of loss of any cash collateral that it invests.

10.              In Note 1 of the “Notes to Financial Statements” section of the ETF Annual Report, there is no significant accounting policy listed referring to short-term valuations. Please provide appropriate disclosure in future annual shareholder reports.

Response 10: The Trust will provide disclosure relating to short-term instrument valuation as part of its Note 1.B. in the “Notes to the Financial Statements” in future shareholder reports for the ETFs as follows:

Short-term instruments with maturities of 60 days or less at the date of purchase are valued at amortized cost, which approximates fair value. Short-term instruments with maturities greater than 60 days at the date of purchase are valued at the midpoint between the latest available and representative asked and bid

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prices, and commencing 60 days prior to maturity such securities are valued at amortized cost.

11.              Please indicate in future shareholder reports for the ETFs that the International IPO ETF may be subject to a foreign withholding tax.

Response 11: The Trust will provide the following disclosure relating to the ETF’s foreign tax liabilities as part of Note 2 in the “Notes to the Financial Statements” in future shareholder reports for the ETFs:

The Funds may be subject to foreign taxes on income, gains on investments, or currency repatriation, a portion of which may be recoverable. The Funds will accrue such taxes and recoveries as applicable, based upon its current interpretation of tax rules and regulations that exist in the markets in which it invests.

12.              The ETF Annual Report states 2 as the “Number of Portfolios in Fund Complex Overseen” in the “Trustees and Officers” table and this number should be updated to reflect 3 portfolios. In future annual reports, please make sure that pursuant to Item 27(b)(5) of Form N-1A, that the table reflects the correct “Number of Portfolios in Fund Complex Overseen.” Also, please update footnote 2 to the table to reflect the complete list of Funds.

Response 12: The Trust will update the “Number of Portfolios in Fund Complex Overseen” from 2 to 3 and will revise the footnote 2 to the table to ensure that it correctly reflects all Funds in future annual shareholder reports for the ETFs.

13.	In the “Fund Summaries” section of the ETF IPO Prospectus dated January 31, 2016 and filed on form N-1A on January 28, 2016, the Portfolio Turnover for the IPO ETF is listed for the fiscal year ending September 30, 2014 instead of September 30, 2015. Please provide the correct portfolio turnover information in accordance with Item 3 of Form N-1A.

Response 13: The correct portfolio turnover rate for the ETF IPO is 86% for the fiscal year ending September 30, 2015, as reflected in the Financial Highlights table in the ETF IPO’s prospectus. The Trust will ensure the correct updated portfolio turnover rate for the applicable fiscal year end dates in future IPO ETF filings pursuant to Item 3 of Form N-1A.

14.	Form N-PX filed on August 26, 2015 does not contain voting information related to the International IPO ETF. Please confirm whether voting information for the period was available or not. If voting information was available, please re-file Form N-PX to reflect.

Response 14: The Trust confirms that there was no voting information for the International IPO ETF available for the period ending June 30, 2015.

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I trust that the above responses adequately address your comments. If you have additional questions, please do not hesitate to contact me at 203-622-2978.

Sincerely,

/s/ Kathleen S. Smith

Kathleen Shelton Smith

Vice President, Treasurer and Chief Compliance Officer

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